UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 001-04192

KHD Humboldt Wedag International Ltd.

(Translation of registrant's name into English)

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102)

To:	BDO Dunwoody LLP

Chartered Accountants

600 – 925 West Georgia Street

Vancouver, BC V6C 3L2

and

Deloitte & Touche LLP

Chartered Accountants

2800 – 1055 Dunsmuir Street

Vancouver, BC V7X 1P4

Pursuant to Section 4.11(7) of National Instrument 51-102, KHD Humboldt Wedag International Ltd. (the “Company”) hereby gives notice of the change of its auditor from BDO Dunwoody LLP, Chartered Accountants (the “Former Auditor”), to Deloitte & Touche LLP, Chartered Accountants (the “Successor Auditor”). In accordance with National Instrument 51-102, the Company hereby states that:

1.	the Former Auditor has resigned as the Company’s auditor, effective October 16, 2006, at the request of the Company;

2.	the resignation of the Former Auditor and the appointment of the Successor Auditor as the Company’s auditor have been considered and approved by the Company’s Audit Committee and Board of Directors;

3.	there were no reservations in the Former Auditor’s report on the Company’s consolidated financial statements for the year ended December 31, 2005; and

4.	there have been no “reportable events” within the meaning assigned under subsection 4.11(1) of National Instrument 51-102.

DATED this 17th day of October, 2006.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

“Michael J. Smith”

Michael J. Smith, Chairman of the Board,

Chief Financial Officer and Secretary

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants and Advisors	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Facsimile: (604) 688-5132
E-mail: vancouver@bdo.ca
Website: www.bdo.ca

Direct Line: (604) 443-4732

E-mail: mmadsen@bdo.ca

31-16322

October 19, 2006

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

9th Floor – 701 West Georgia Street

Vancouver, BC	V7Y 1L2

Attention: Statutory Filings

Alberta Securities Commission

4th Floor, 300 – 5th Avenue SW

Calgary, AB	T2P 3C4

Attention: Statutory Filings

Autorité des Marchés Financiers

800, square Victoria, 22 etage

C.P. 246, tour de la Bourse

Montreal, QC	H4Z 1A1

Dear Sirs:

Re: Change of Auditor for KHD Humboldt Wedag International Ltd.

We have been provided with and read the Notice of Change of Auditor dated October 17, 2006 (the “Notice”) provided as required under National Instrument 51-102 (the “Instrument”) by KHD Humboldt Wedag International Ltd. (the “Company”). Pursuant to s. 4.11 paragraph 5(a)(ii)(B) of the Instrument, we confirm our agreement with all the statements contained in the Notice.

This confirmation is based on our knowledge of the information as of this date.

Yours truly,

/s/ BDO Dunwoody LLP

Chartered Accountants

MFM/cef

c: KHD Humboldt Wedag International Ltd.

Deloitte & Touche LLP

2800 - 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC V7X 1P4

Canada

Tel: 604-669-4466

Fax: 604-685-0395

www.deloitte.ca

October 23, 2006

British Columbia Securities Commission	Alberta Securities Commission
701 West Georgia Street		4th floor, 300 – 5th Ave SW
Vancouver BC	V7Y 1L2	Calgary, AB T2P 3C4

Autorité des Marchés Financiers

800, square Victoria, 22 étage

C.P. 246, tour de la Bourse

Montréal (Québec)

Subject: Change of Auditor for KHD Humboldt Wedag International Ltd.

As the proposed successor auditor of KHD Humboldt Wedag International Ltd., (the “Company”) and pursuant to National Instrument 51-102, we have reviewed the Company’s Notice of Change of Auditor dated October 17, 2006 and we agree with information contained therein.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from BDO Dunwoody LLP, Chartered Accountants, will be filed with the securities regulatory authorities.

Your truly,

Chartered Accountants

cc: KHD Humboldt Wedag International Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith

Michael J. Smith, Chairman of the Board,

Chief Financial Officer and Secretary

Date: October 27, 2006